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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2004


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F        Form 40-F    X
                               ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                          Yes       No   X
                              -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____





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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

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1.       Press release dated September 23, 2004 - AEterna Zentaris to Present at
         Upcoming Scientific and Investment Conferences

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                                                                        [LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 577-7697
www.aeternazentaris.com




                                                         PRESS RELEASE
                                                         For immediate release


AETERNA ZENTARIS TO PRESENT AT UPCOMING
SCIENTIFIC AND INVESTMENT CONFERENCES

Data on Perifosine at the Strategic Research Institute's 2nd Annual Angiogenesis Conference
Corporate Update at UBS Global Life Sciences Conference


QUEBEC CITY, CANADA, SEPTEMBER 23, 2004 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) announced today that Dr. Jurgen Engel, Executive Vice-President, Global Research & Development and Chief Operating Officer of the Company, will make a presentation on perifosine, an oral, first-in-class AKT inhibitor currently in Phase II trials for multiple types of cancer, on Monday, September 27 at 2:45 p.m. ET, during the Strategic Research Institute's 2nd Annual Angiogenesis Conference at the Hyatt Regency Cambridge Hotel in Cambridge, Massachusetts.

Furthermore, on Thursday, September 30, Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer will present a corporate update at the UBS Global Life Sciences Conference at 2:00 p.m. ET, which will be held at the Grand Hyatt Hotel in New York City. A live webcast of the presentation will be available on the Company's website at www.aeternazentaris.com in the Investors section. A replay of the webcast will be available through October 30, 2004 at the same address.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, specialty fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.


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                                                                      [LOGO]

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

Contacts:

MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com          jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                     EUROPE
Lippert/Heilshorn & Associates              Matthias Seeber
Kim Golodetz                                +49 69 42602 3425
(212) 838-3777                              matthias.seeber@zentaris.de
kgolodetz@lhai.com






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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               AETERNA ZENTARIS INC.


DATE:  SEPTEMBER 23, 2004      By:  /S/MARIO PARADIS
                                 ----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary